Exhibit 99.82

EARLY WARNING RELEASE

(Montréal, May 14, 2021) Osisko Gold Royalties Ltd (TSX & NYSE:OR) (“Osisko”) announces that it has subscribed for and received from Carbon Streaming Corporation (“Carbon Streaming”) 750,000 common shares (each a “Share”) of Carbon Streaming for a price of $1.00 per Share by way of a non-brokered private placement, for an aggregate subscription price of $750,000 (the “Private Placement”).

Immediately after giving effect to the Private Placement, Osisko had beneficial ownership of, or control and direction over securities of Carbon Streaming representing approximately 13.3% of the issued and outstanding Shares on a partially diluted basis. Osisko has filed an early warning report in connection with the Private Placement on SEDAR under Carbon Streaming’s profile.

Osisko acquired the securities described in this press release for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Carbon Streaming and reserves the right to dispose of any or all of its Securities at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Carbon Streaming and other relevant factors.

This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 150 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor

Vice President, Investor Relations

Tel: (514) 940-0670 #105

Email: htaylor@osiskogr.com